Exhibit 14.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 (file numbers 333-120566, 333-110647, 333-1110648 and 333-111156) of our report dated May 11, 2006 (except for Note 40, as to which date is May 22, 2006), (which report expresses an unqualified opinion and includes an explanatory paragraph regarding differences between the Australian Equivalents to International Financial Reporting Standards and accounting principles generally accepted in the United States of America), relating to the consolidated financial statements of Rinker Group Limited, and our report dated May 22, 2006 relating to management’s report on the effectiveness of internal control over financial reporting, each appearing in the Annual Report on Form 20-F of Rinker Group Limited for the fiscal year ended March 31, 2006.

/s/ DELOITTE TOUCHE TOHMATSU

Deloitte Touche Tohmatsu

Chartered Accountants

Sydney, Australia

May 22, 2006